Exhibit 99.1

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Security Exchange Commission	Tel Aviv Security Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Sale of Citycon’s Convertible Debentures

The Company is pleased to report that on August 13, 2012 Citycon Oyj.(*) (“CTY”) purchased back from the Company €20 million par value debentures convertible into CTY’s shares (the “CTY Debentures”), at a price of €1.004 for every €1 par value, for a total consideration of approximately €20.08 million.

Following the aforementioned transaction, and the sale of €22 million par value CTY Debentures on August 1st, 2012, at a price of €1.005 for every €1 par value for a total consideration of approximately €22.1 Million, the Company currently does not hold any CTY Debentures.

As of the date of this report the Company holds 133,456,930 CTY common shares, which constitute approximately 48.03% of CTY’s outstanding shares and voting rights (approximately 46.35% on a fully diluted basis).

(*)	a company whose financial reports are fully consolidated by the Company and whose shares are traded on the Helsinki Stock Exchange.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

About Gazit-Globe

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. The Company is also listed on the New York Stock Exchange (NYSE: GZT). The Group operates properties with a total value of approximately $19.0 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 6.7 million square meters.

Kind regards,

Gazit-Globe Ltd.